Exhibit 99.1

Alpha Tau Registers for Dual Listing on the Tel Aviv Stock Exchange (TASE)

Jerusalem, August 10, 2026 -- Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau” or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced its intention to offer its ordinary shares on the Tel Aviv Stock Exchange and to become dual-listed for trade on both the Nasdaq and TASE markets.

“After the astounding achievements that Alpha Tau has made these last few years, it brings me great pride to say: we are coming home,” commented Uzi Sofer, CEO of Alpha Tau. “The Israeli investor market has been expressing ever-growing interest of late in our progress and in the potential of our technology, and we have received many requests from the local investor base to offer them the opportunity to trade in local currency and business hours as we continue to grow. This is a very exciting step for the Company and we are thrilled to be a part of the thriving Israeli market ecosystem.”

Per the filed registration documents, the Company has requested to register all outstanding and potential future shares for dual-listing on the TASE, including: (a) 92,478,154 outstanding ordinary shares; (b) up to 36,733,096 ordinary shares underlying outstanding securities convertible into ordinary shares of the Company, namely warrants or options and RSUs granted by the Company pursuant to its 2016 and 2021 Share Incentive Plans; (c) up to 12,889,753 ordinary shares available via exercise of options which have been authorized but not issued, pursuant to its 2021 Share Incentive Plan as may be amended from time to time; and (d) up to 4,257,358 ordinary shares for purchase by Company employees pursuant to its 2021 Employee Share Purchase Plan, as may be amended from time to time. The shares are expected to trade on the TASE under the English symbol DRTS and the alternative Hebrew symbol דרטס.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Company’s intention to offer its ordinary shares on the Tel Aviv Stock Exchange and to become dual-listed for trade on both the Nasdaq and TASE markets, the expected trading of shares on the TASE, and statements regarding the design, goals, and potential of the Alpha DaRT technology. The Alpha DaRT treatment has not been approved for commercialization or for use outside of an approved clinical trial. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation, important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com